================================================================================
PROSPECTUS SUPPLEMENT                       Filed Pursuant to Rule 424(b)(3) of
                                            the Rules and Regulations Under the
(To Prospectus dated June 7, 1999           Securities Act of 1933
and to the Prospectus Supplements
dated July 22, 1999, August 11,
1999, September 3, 1999, October 5,         Registration Statement No. 333-63563
1999, November 12, 1999, December
28, 1999, February 24, 2000, March
3, 2000, March 30, 2000, April 20, 2000
May 12, 2000, May 19, 2000, August 4,
2000, August 16, 2000 and September
15, 2000)



                               INSILCO HOLDING CO.

                                  COMMON STOCK

                        WARRANTS TO PURCHASE COMMON STOCK

                           PAY-IN-KIND PREFERRED STOCK

                        ---------------------------------


RECENT DEVELOPMENTS
-------------------

         Attached hereto and incorporated by reference herein is the Current Report on Form 8-K of Insilco Holding Co. dated November 7, 2000, and filed with the Securities and Exchange Commission on November 7, 2000.


                        ---------------------------------


         This Prospectus Supplement, together with the Prospectus, is to be used by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") in connection with offers and sale of the above-referenced securities in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. DLJSC may act as principal or agent in such transactions.








November 13, 2000


================================================================================

================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-K



                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        DATE OF REPORT: NOVEMBER 7, 2000



                               INSILCO HOLDING CO.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




        Delaware                    0-24813                    06-1158291
        --------                    -------                    ----------
    (STATE OR OTHER           (COMMISSION FILE NO.)          (IRS EMPLOYER
    JURISDICTION OF                                       IDENTIFICATION NUMBER)
   INCORPORATION OR
     ORGANIZATION)




                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468
               --------------------------------------------------
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                       INCLUDING AREA CODE OF REGISTRANT'S
                          PRINCIPAL EXECUTIVE OFFICES)


================================================================================

ITEM 5.  OTHER EVENTS.

The Company's press release issued November 3, 2000 is attached as an exhibit and is incorporated herein by reference.





ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS.

         (c)  Exhibits.


              EXHIBIT NO.                    DESCRIPTION

                99 (a)     Press release of the Company issued November 3, 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 INSILCO HOLDING CO.
                                      ------------------------------------------
                                      Registrant



Date:    November 7, 2000             By: /s/ MICHAEL R. ELIA
                                          --------------------------------------
                                          Michael R. Elia
                                          Senior Vice President, Chief Financial
                                          Officer, Treasurer and Secretary

                                  EXHIBIT INDEX








     EXHIBIT NO.                               DESCRIPTION


       99 (a)              Press release of the Company issued November 3, 2000.

DOCUMENT>
     TYPE>                   EX-99.a
     DESCRIPTION>            PRESS RELEASE
TEXT>
                                                                  EXHIBIT 99 (A)
                                                                  --------------

Excellence in Electronics and Telecommunications Components
================================================================================
                                   NEWS RELEASE            FOR IMMEDIATE RELEASE
================================================================================
INVESTORS:  MICHAEL R. ELIA        SR. VICE PRESIDENT & CFO       (614) 791-3117
MEDIA:      MELODYE DEMASTUS       MELROSE CONSULTING             (614) 771-0860


            INSILCO HOLDING CO. CONTINUES POSITIVE EARNINGS MOMENTUM

    REPORTS SHARPLY HIGHER THIRD QUARTER 2000 RESULTS FROM ONGOING OPERATIONS


         COLUMBUS, OHIO, NOVEMBER 3, 2000 -- INSILCO HOLDING CO. (OTC BULLETIN
BOARD: INSL) today reported strong gains in sales, EBITDA and operating cash flow for its third quarter ended September 30, 2000. The Company said that results for its automotive segment, which the Company divested during the 2000 third quarter, are being reported as discontinued operations and are therefore not included in consolidated sales and EBITDA (earnings before interest, taxes, depreciation, amortization and non-operating items). Also, included in the Company's reported consolidated results for 1999 are the results of the Company's Romac Metals and McKenica operations, which were divested in the third quarter of 1999. These results are excluded on a pro forma basis.

THIRD QUARTER RESULTS

         Third quarter reported sales increased by 60% to $99.5 million from $62.0 million recorded last year, fueled by strong demand for the Company's data grade connector products and reflecting the benefit of sales from the Company's recently acquired custom assembly businesses. On a pro forma basis to include acquisitions in the prior year's results, the Company's third quarter sales increased 34% from the third quarter last year. These pro forma results reflect a 53% increase in the Company`s custom assembly segment due to increased worldwide demand for the Company's custom assemblies used in OEM optical and networking equipment. Sales of passive components increased 31% as demand from networking and communications customers increased for the Company's integrated connector modules or MagJack components. MagJack components integrate magnetic interface components within the body of RJ-45 and RJ-11 connectors and are used to connect hardware devices to networking routers, switches, and servers. Sales from the Company's precision stamping segment, which stamps high tolerance, engineered electrical contacts, were down 4% from a year ago reflecting softer sales of automotive electronic and consumer battery components.

         For the current quarter, reported EBITDA more than doubled to $15.4 million from $7.1 million recorded last year. A favorable sales mix for higher-margin data grade connector products and performance from its recent acquisitions contributed to the strong EBITDA performance. The Company's pro forma third quarter EBITDA increased to $17.7 million from $14.6 million in the third quarter last year due to strong demand for the Company's custom assemblies used in optical and networking equipment assemblies and integrated connector components. Pro forma EBITDA in the current quarter includes $5.1 million in acquisition related incentives. Excluding these incentives, pro forma EBITDA would have been $22.8 million in the current quarter.

                                     -more-

CEO COMMENTS

         David A. Kauer, Insilco President and CEO, said, "Our strong third quarter performance reflects a continuation of the increased demand we have experienced year to date for our electronic components, in particular our data grade connectors and custom cable assemblies. As a result, pro forma sales and EBITDA for the first nine months of 2000 are up 39% and 43%, respectively. With a strong order backlog at the end of the third quarter, as well as an expanded customer base as a result of the Precision Cable acquisition, we believe we'll see a continuation of the strong market demand for the balance of this year and look forward to reporting positive results for the fourth quarter and full year."

REPORTED RESULTS

         After accounting for the extra ordinary write-off of 1998 deferred financing costs and discontinued operations, the Company reported net income of $19.2 million for its current third quarter compared to net income of $7.8 million recorded a year ago in the third quarter. Income available to common shareholders for the third quarters of 2000 and 1999 was $17.4 million, or $10.94 per diluted share, and $6.3 million, or $4.06 per diluted share, respectively.

         Insilco Holding Co., through its wholly-owned subsidiary, INSILCO TECHNOLOGIES, INC. is one of leading global manufacturers of electronic interconnection components and systems. Through its CUSTOM ASSEMBLY SEGMENT the Company is a leading global supplier of cable assemblies, wire harnesses, fiber optic assemblies and subassemblies, serving the telecommunications, computer networking, electronics and medical markets. Through its PASSIVE COMPONENTS SEGMENT, the Company manufactures high-speed data transmission connectors, serving the computer networking and electronics markets and is a leading manufacturer of both custom designed and off the shelf power transformers and planar magnetics, globally serving a broad base of electronics and electrical original equipment manufacturers. Insilco's PRECISION STAMPING SEGMENT manufactures highly-engineered, medium to high volume stamped metal components, serving the electronics, electrical, battery and automotive industries. Insilco maintains more than one million square feet of manufacturing space and has 18 locations throughout the United States, Canada, Mexico, Northern Ireland, Ireland, Puerto Rico and the Dominican Republic. For more information visit our sites at www.insilco.com or www.insilcotechnologies.com

         THE STATEMENTS MADE IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS MAY BE DEEMED FORWARD LOOKING STATEMENTS, AND, AS SUCH, ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING STATEMENTS WITH RESPECT TO: THE COMPANY'S ABILITY TO DELIVER DOUBLE DIGIT SALES AND EARNINGS GROWTH; LONG-TERM OUTLOOK; GROWTH PROSPECTS; THE ABILITY TO IMPROVE OPERATING EFFICIENCIES AND TO FURTHER REDUCE EXPENSES. IT IS IMPORTANT TO NOTE THAT RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE RESULTS TO DIFFER MATERIALLY INCLUDE, BUT ARE NOT LIMITED TO THE FOLLOWING: DELAYS IN NEW PRODUCT INTRODUCTIONS, LACK OF MARKET ACCEPTANCE FOR NEW PRODUCTS, CHANGES IN DEMAND FOR THE COMPANY'S PRODUCTS, CHANGES IN MARKET TRENDS, GENERAL COMPETITIVE PRESSURES FROM EXISTING AND NEW COMPETITORS, ADVERSE CHANGES IN OPERATING PERFORMANCE, CHANGES IN INTEREST RATES, AND ADVERSE ECONOMIC CONDITIONS WHICH COULD AFFECT THE AMOUNT OF CASH AVAILABLE FOR DEBT SERVICING AND CAPITAL INVESTMENTS. FURTHER INFORMATION CONCERNING FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS ARE CONTAINED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS, INCLUDING BUT NOT LIMITED TO THE COMPANY'S REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND SUBSEQUENT REPORTS ON FORM 10Q. COPIES OF THESE FILINGS MAY BE OBTAINED BY CONTACTING THE COMPANY OR THE SEC.

Investor Relations Contact: Michael R. Elia, (614) 791-3117 or write to Insilco Holding Co., Investor Relations, 425 Metro Place North, Box 7196, Dublin, OH 43017 or call Melodye Demastus, Melrose Consulting (614) 771-0860. You may also visit our web site at http://www.insilco.com.

                               -TABLES TO FOLLOW-

                               INSILCO HOLDING CO.

                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
             (Amounts in millions, except share and per share data)

                                     ACTUAL

                                               Three Months Ended               Nine Months Ended
                                                  September 30,                   September 30,
                                             ----------------------          ----------------------
                                               2000         1999               2000         1999
                                             ---------    ---------          ---------    ---------
Sales                                        $    99.5         62.0          $   270.2        188.2
Cost of sales, excluding depreciation             70.4         46.7              194.3        141.8
Selling, general and administrative
  expenses, excluding depreciation                13.7          8.2               36.6         27.9
Depreciation and amortization expense              3.7          2.5               10.4          7.7
Significant legal, professional and
  merger fees                                      0.1         --                  0.4          2.5
Severance, writedown & other                      --            0.3                0.8          4.0
Restructuring charge                              --            0.5               --            5.9
                                             ---------    ---------          ---------    ---------
     Operating income (loss)                      11.6          3.8               27.7         (1.6)
Interest expense, net                            (12.8)       (11.9)             (38.4)       (34.8)
Other income, net                                 --           10.0               (0.3)        10.2
                                             ---------    ---------          ---------    ---------
     Income (loss) before income taxes,
       extraordinary item and
       discontinued operations                    (1.2)         1.9              (11.0)       (26.2)
Income tax benefit                                 3.9          2.2                1.3         10.9
                                             ---------    ---------          ---------    ---------
     Income (loss) before extraordinary
       item and discontinued operations            2.7          4.1               (9.7)       (15.3)
Extraordinary Item, net of tax                    (2.9)        --                 (2.9)         --
                                             ---------    ---------          ---------    ---------
     Net income (loss) before
      discontinued operations                     (0.2)         4.1              (12.6)       (15.3)
Discontinued operations, net of tax:
  Income (loss) from operations                   (4.1)         3.7                6.2         17.0
  Gain on disposal                                23.5         --                 66.9         --
                                             ---------    ---------          ---------    ---------
Income from discontinued operations               19.4          3.7               73.1         17.0
     Net income                                   19.2          7.8               60.5          1.7
                                             ---------    ---------          ---------    ---------
Preferred stock dividend                          (1.8)        (1.5)              (5.1)        (4.4)
                                             ---------    ---------          ---------    ---------
     Net income (loss) available to common   $    17.4          6.3          $    55.4         (2.7)
                                             =========    =========          =========    =========
Earnings before other income, interest,
  taxes, depreciation, amortization,
  and one-time items                         $    15.4          7.1          $    39.3         18.5
                                             =========    =========          =========    =========
Capital expenditures                         $    (2.6)        (1.6)         $    (6.1)        (5.1)
                                             =========    =========          =========    =========
Basic Shares                                     1,507        1,552              1,523        1,566
                                             =========    =========          =========    =========
Basic income (loss) per share available
  to common                                  $   11.56         4.06          $   36.37        (1.74)
                                             =========    =========          =========    =========
Diluted Shares                                   1,593        1,552              1,523        1,566
                                             =========    =========          =========    =========
Diluted income (loss) per share
  available to common                        $   10.94         4.06          $   36.37        (1.74)
                                             =========    =========          =========    =========

                               INSILCO HOLDING CO.

                Pro Forma(1) Condensed Consolidated Statements of
                       Earnings (Loss) before Income Taxes
                                   (Unaudited)
                   (Amounts in millions except per share data)

                                  PRO FORMA(1)

                                                 Three Months Ended         Nine Months Ended
                                                    September 30,              September 30,
                                                 -------------------       -------------------
                                                   2000       1999           2000       1999
                                                 --------   --------       --------   --------
Custom Assemblies                                $   63.8       41.7       $  185.1      109.1
Precision Stampings                                  18.7       19.5           60.3       57.7
Passive Components                                   28.2       21.5           78.1       66.1
                                                 --------   --------       --------   --------
  Total sales                                       110.7       82.7          323.5      232.9
Cost of sales, excluding depreciation                78.8       60.0          232.6      170.3
Selling, general and administrative
  expenses, excluding depreciation                   14.2        8.1           39.0       26.2
Depreciation and amortization expense                 4.2        4.2           12.9       12.4
                                                 --------   --------       --------   --------
    Operating income                                 13.5       10.4           39.0       24.0
Interest expense, net                               (12.9)     (12.0)         (38.7)     (35.4)
Other income, net                                  --            9.7           (0.2)       0.3
                                                 --------   --------       --------   --------
    Earnings (loss) before income taxes (2)      $    0.6        8.1       $    0.1      (11.1)
                                                 ========   ========       ========   ========
EBITDA (2)                                       $   17.7       14.6       $   51.9       36.4
                                                 ========   ========       ========   ========


(1) Pro forma results reflect (i) the acquisitions of EFI (January, 1999), TAT (February, 2000) and Precision Cable (August, 2000), and (ii) the divestitures of Taylor Publishing, the Automotive Segment, Romac and McKenica, in each case, as if they occurred at the beginning of the relevant period, and (iii) the exclusion of non-operating items.


(2) Earnings (loss) before income taxes and "EBITDA", which is defined as earnings before interest expense (net), income taxes, depreciation and amortization and non-operating items, are not intended to represent and should not be considered more meaningful than, or an alternative to, operating income, cash flows from operating activities or other measures of performance in accordance with generally accepted accounting principles. EBITDA data are included because we understand that such information is used by certain investors as one measure of an issuer's historical ability to service debt. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies, or used in the Company's debentures, credit or other similar agreements, due to potential inconsistencies in the method of calculation.

                               INSILCO HOLDING CO.

                      Condensed Consolidated Balance Sheets
                                   (Unaudited)
                              (Amounts in millions)

                                                              September 30,      September 30,       December 31,
                                                                  2000               1999               1999
                                                              -------------      -------------      -------------
                                     ASSETS
                                     ------
Current assets:
  Cash and cash equivalents                                   $        17.5      $        11.1      $         6.5
  Receivables, net                                                     74.9               41.1               40.2
  Inventories, net                                                     59.9               33.5               34.9
  Current portion of deferred taxes                                     9.6                2.0                9.6
  Net assets of Discontinued Operations                                 --               137.2               94.0
  Prepaid expenses                                                      7.6                2.1                2.0
                                                              -------------      -------------      -------------
       Total current assets                                           169.5              227.0              187.2

Property, plant and equipment, net                                     55.9               49.9               49.6
Goodwill, net                                                         126.0                5.4                5.7
Deferred taxes                                                          --                 8.9                7.3
Other assets and deferred charges                                      17.8               17.0               30.3
                                                              -------------      -------------      -------------
       Total assets                                           $       369.2      $       308.2      $       280.1
                                                              =============      =============      =============


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

Current liabilities:
  Accounts payable                                            $        39.1      $        18.4      $        20.2
  Accrued expenses and other                                           60.4               21.0               19.4
  Accrued interest payable                                              4.1                2.8                7.5
  Current portion of long-term debt                                     4.9                1.3                1.3
  Current portion of long-term obligations                              0.8                1.0                0.9
                                                              -------------      -------------      -------------
       Total current liabilities                                      109.3               44.5               49.3

Long-term debt                                                        367.3              435.4              400.6
Other long-term obligations                                            33.6               29.8               29.3
Minority interest                                                       --                 0.1                0.1
Preferred stock                                                        45.2               38.5               40.1
Stockholders' deficit                                                (186.2)            (240.1)            (239.3)
                                                              -------------      -------------      -------------
       Total liabilities and stockholders' deficit            $       369.2      $       308.2      $       280.1
                                                              =============      =============      =============

